Exhibit 99.1

VIÑA CONCHA Y TORO REPORTS

THIRD QUARTER AND NINE MONTHS 2014 RESULTS

Santiago, Chile, November 28th, 2014 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the third quarter 2014 ended September 30th, 2014. US dollar figures (US$), except export figures, are based on the exchange rate effective September 30th, 2014 (US$1.00 = Ch$ 599.22).

Highlights 3Q2014 v. 3Q2013

•	Total sales increased by 10.0% to Ch$148,412 million in the quarter.
•	Total volume sales decreased 3.3%.
•	Bottled export markets sales in Chilean pesos increased 9.7%.
•	Bottled export price increased 5.5% in US$.
•	Bottled domestic sales in Chile increased 15.2% totaling Ch$28,014 million, where wines and new business registered a high one digit and two digits growth, respectively.
•	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 13.1% totaling Ch$14,995 million. Domestic sales registered an increase of 18.3%.
•	Net income decreased 13.5% to Ch$11,553 million.
•	Operating Income plus depreciation and amortization increased 15.3% to Ch$21,480 million, this figure over sales was 14.5%.

Highlights 9M2014 v. 9M2013

•	Total sales increased 20.6% to Ch$ 405,613 million in 2014.
•	Bottled export markets sales in Chilean pesos increased 28.3%.
•	Bottled export price increased 3.9% in US$.
•	Bottled sales in Chile increased 15.5% totaling Ch$74,628 million, Domestic sales of new business (liquor, beer and others) represented 40.0% of total bottled domestic sales.
•	Fetzer’s total sales (including bulk and bottled wine shipments to Company’s distribution subsidiaries) increased 8.1% totaling Ch$43,875 million.
•	Net income increased 32.7% to Ch$29,551 million.
•	Operating Income plus depreciation and amortization increased 57.5% to Ch$56,519 million, this figure over sales was 13.9%.

Summary

In the third quarter of 2014, the net sales increased by 10.0% totaling Ch$148,412 million, mainly explained by a higher exchange rate and a higher average sales price in Export Market from Chile, Chile Domestic Market and US Domestic Market.

In the third quarter, bottled sales increased 10.7% in value reaching Ch$145,056 million and decreased 3.7% in volume totaling 8.9 million of nine liter cases. The increase was driven by a higher exchange rate in addition with a higher average sales price for Export Markets offset by a lower sales volume in Export Markets which decreased 8.8%, exporting 5.4 million of nine liter cases. Nonetheless the decrease in volume, previous quarters and accumulative sales in the Export Market has been increasing at double digits rate, in terms of value.

Fetzer’s total wine sales to third parties (not including shipments to distribution subsidiaries) in Chilean pesos increased 16.1% during the third quarter of 2014. The increase in sales was the resultant of a combined effect of a higher average sales price in Domestic Markets, in US$ dollars, and lower average sales price in Export Market.

In the quarter, Argentinean total wine sales to third parties (not including shipments to distribution subsidiaries) decreased 1.3% in value and increased 5.7% in volume. The drop in sales was mainly driven by the depreciation of Argentinean peso. The mentioned negative impact was compensated by higher volume in Domestic Market.

In the quarter, the operating income plus depreciation and amortization increased 15.3% to Ch$21,480 million. The growth is explained by the following factors: The first one is the higher exchange rate based on a weaker peso against the currencies that we trade; the second one is a lower cost of sales as percentage over sales; and the last one corresponds to a higher average sales price, mainly in Chilean Export Market and US Domestic Market. In the third quarter, the Chilean peso depreciated against the US dollar by 13.6%, Sterling Pound by 22.7%, Euro by 13.9% and Brazilian Real by 14.7%. On the other hand, the SG&A registered an increase of 18.6% due to higher distribution costs carried out by the distribution subsidiaries in the export markets and higher promotions according to the end year’s sales. In terms of percentage over sales, the SG&A dropped by 202 base points in comparison to the third quarter of 2013.

In the third quarter of 2014, the net income attributable to owners of the company decreased 13.5% to Ch$11,553 million due to the effects above mentioned.

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Third Quarter 2014 Results

Total Revenues

Company revenues increased 10.0% totaling Ch$148,412 million in the third quarter, as a resultant of increases in Export Sales (Chile & Argentina), Chilean Domestic Market (Wine & New Business) and US Domestic Market.

Table 1

Total Sales

Total Sales(*) (in Ch$ million)		3Q14	3Q13	Change (%)	9M 2014	9M 2013	Change (%)
Chile Domestic Market - wine		17,711	16,314	8.6%	44,771	42,209	6.1%
Chile Domestic Market - new business		10,303	8,012	28.6%	29,875	22,410	33.3%
Export markets(¹)		98,164	89,521	9.7%	271,074	210,818	28.6%
Argentina Domestic		1,538	1,760	-12.6%	3,056	4,759	-35.8%
Argentina Exports(²)		4,177	4,033	3.6%	12,365	10,561	17.1%
U.S.A. Domestic		12,887	10,891	18.3%	35,773	33,275	7.5%
U.S.A. Exports(²)		1,041	1,101	-5.5%	3,795	3,309	14.7%
Other Revenues		2,590	3,331	-22.2%	4,903	8,948	-45.2%
Total Sales		148,412	134,964	10.0%	405,613	336,289	20.6%

Total Volume(*) (thousand liters)		3Q14	3Q13	Change (%)	9M 2014	9M 2013	Change (%)
Chile Domestic Market - wine		18,457	17,605	4.8%	47,404	44,313	7.0%
Chile Domestic Market - New Business		4,949	4,046	22.3%	15,945	11,784	35.3%
Export markets(¹)		49,251	53,946	-8.7%	139,608	128,206	8.9%
Argentina Domestic		1,478	1,235	19.7%	3,242	3,766	-13.9%
Argentina Exports(²)		2,495	2,525	-1.2%	7,526	7,442	1.1%
U.S.A. Domestic		4,230	4,265	-0.8%	12,720	13,417	-5.2%
U.S.A. Exports(²)		343	388	-11.6%	1,249	1,175	6.3%
Total Volume		81,203	84,010	-3.3%	227,695	210,103	8.4%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	959.6	926.7	3.6%	944.7	952.5	-0.8%
Export Markets	US$	3.48	3.30	5.5%	3.51	3.37	3.9%
Argentina Domestic	US$	1.81	2.81	-35.5%	1.90	2.77	-31.4%
Argentina Exports	US$	3.19	3.33	-4.3%	3.19	3.17	0.6%
U.S.A. Domestic	US$	5.43	5.11	6.1%	5.20	5.11	1.8%
U.S.A. Exports	US$	5.26	5.59	-6.0%	5.43	5.76	-5.9%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).
(2) This figure excludes shipments to the company’s distribution subsidiaries.
(*) This figure includes bulk wine sales.
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Export Sales

Bottled export sales from Chile and sales of distribution subsidiaries increased 9.7% to Ch$98,164 million as compared to Ch$89,521 million in 3Q 2013. The increase in sales was driven by a higher average export price and a higher exchange rate. The exchange rate offset the decrease in volume, considering a weaker Chilean Peso which depreciated against US dollar (13.6%), Sterling Pound (22.7%), Euro (13.9%) and Brazilian Real (14.7%), benefiting Concha y Toro’s incomes which are exposed in approximately 80% to foreign currencies.

Total bottled export sales and volume (including exports from Chile, Argentina, Fetzer and Distribution Subsidiaries) increased by 9.2% to Ch$102,858 million and decreased 8.7% to 5,690,654 of nine liter cases, respectively, during the third quarter of 2014.

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

3rd Quarter 2014

All export regions, excepting South America, registered a drop in volume, driven by the higher volume sales registered during the third quarter of 2013.

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Domestic Sales, Chile

Total domestic wine sales increased by 8.6% in value totaling Ch$17,711 million, similar trend in terms of volume, where sales registered an increase of 4.8%, totaling 2.1 million of 9 liter cases. The average sale price rose by 3.9%, due to a better sales mix influenced by major sales in premium segments.

The increase in value reflects higher sales in the Premium segment (45.1%) and steady sales in Non-Premium (0.9%) segment. In terms of volume, both categories (Premium and Non-Premium) also registered increases of 45.1% and 3.1%, respectively. Premium (and above) categories represented 5.8% of the domestic volume and 23.3% of the domestic bottled wine sales in pesos.

Chile Domestic Sales-new business

Domestic sales of new business, carried out by the domestic distribution subsidiary “Comercial Peumo”, including premium beer and liquors registered growths of 28.6% totaling Ch$10,303 million in terms of value and 22.3% in terms of volume. The mentioned rise was driven by an increase in beers (22.8%), non-alcoholics (23.5) and spirits (15.4%), in terms of value.

Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) decreased 1.3% to Ch$5,715 million as a combined effect of an increase in exports (3.6%) and a decrease in domestic sales (12.6%).

In the third quarter, bottled exports totaled 243 thousand of nine liter cases, representing a decrease of 6.4% in volume over 3Q 2013 offset by a weaker Argentinean peso.

Regarding the domestic market, the 3Q 2014 registered an increase in total volume sales of 19.7% totaling 1.5 million liters. In different trend, due to a major promotions and a weaker peso, the total sales, in Chilean peso, decrease 12.6%.

U.S.A (Fetzer)

In the third quarter of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 16.1% totaling Ch$13,928 million, driven by an increase in domestic sales of 18.3% in terms of value. The rise in value is explained by an increase in the average sales price (6.1%), which is part of the Fetzer’s strategy to focus its wines in higher segments. This also explains why volumes have been decreasing or remaining stable in previous quarters.

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The export market total sales registered a decrease of 5.5% in comparison to 3Q 2013, driven by a decrease of 11.6% in volume and 6.0% in the average export price, offset by a higher exchange rate during the third quarter.

Other Revenues

Other revenues, comprising fees for bottling services and sales of fruit, decreased 22.2% to Ch$2,590 million, in comparison to the 3Q 2013.

Cost of Sales

For the quarter, the total cost of sales increased 4.6% to Ch$90,848 million (US$ 151.6 million) from Ch$86,869 million (US$145.0 million) in 3Q 2013. The cost of sales as a percentage of total sales decreased to 61.2% from 64.4%, which is reflecting the lower cost of grapes registered in the 2013’s harvest in comparison with the higher cost faced in the 2012’s harvest.

The gross margin increased to 38.8% from 35.6%, due to lower costs of wine, higher total sales and a higher exchange rate by the depreciation of the Chilean peso against most of the export currencies. Note that the Wine Industry has been recovering pre-earthquake cost of wine levels, which should have a positive impact in Concha y Toro’s results during 2014.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 18.6% to Ch$41,055 million (US$68.5 million) in 3Q14 compared to Ch$34,604 million (US$57.7 million) in 3Q13. As a percentage of sales, SG&A increased to 27.7% from 25.6% in 3Q13. Stands out that in the third quarter and beginning of the fourth quarter, promotions and discounts are applied to sales focusing in the last year celebrations and holidays. In addition, the SG&A was also impacted by a higher exchange rate, increasing the expenses in the foreign operations which are nominated in foreign currencies.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 22.4% to Ch$16,509 million in 3Q 2014 compared to Ch$13,491 million in 3Q 2013. The operating margin as a percentage of sales increased to 11.1% from 10.0% in 3Q 2013. The mentioned growth is based on major sales, a higher exchange rate and a lower cost of wine.

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Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered losses of Ch$1,321 million as compared to a gain of Ch$3,167 million in 3Q13, mainly due to a lower Exchange Difference in the same three month period. Regarding to the Exchange difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports.

Financial expenses registered an increase of 16.4% totaling Ch$2,703 million in the quarter, in comparison to the Ch$2,322 million obtained during the same period of 2013.

As of September 30th, 2014, Net Financial Debt1 amounted to Ch$241,755 million, representing an increase of Ch$12,570 million as compared to the Net Financial Debt as of September 30th, 2013.

Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company dropped 13.5%, totaling Ch$11,553 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$15.5 per share in comparison to Ch$17.9 registered during the 3Q 2013.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Nine Months 2014 Results

Total Revenues

Company revenues increased 20.6% totaling Ch$405,613 million in the first nine months of 2014, as a resultant of increases in most of the markets, highlighting the increase in export markets (CL, AR & US).

Export revenues

Bottled export sales from Chile and sales of distribution subsidiaries increased 28.3% to Ch$269,535 million in comparison to Ch$210,060 million registered in 2013. The increase was driven by an increase of 7.6% in the commercialized volume, higher exchange rate and average export price. Regarding average prices, export prices increased 3.9% in US dollars. In terms of exchange rate, during the 2014, the Chilean Peso depreciated against US dollar (14.1%), Sterling Pound (23.6%), Euro (18.2%) and Brazilian Real (5.7%).

Total bottled export sales (Including exports from Chile, Argentina, United States and Distribution Subsidiaries) increased by 27.6% to Ch$285,249 million and 7.3% to 16,036,155 of nine liter cases, during the first nine months of 2014.

Graph 2

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

Nine Months 2014

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In the first nine months of 2014, most of the export regions registered growth in volume, leaded by Europe which increased 9.9% its export volume sales. Canada (9.0%), South America (9.0%) and Asia (8.1%) also registered one high digit growth in comparison with the same period of 2013. US export regions registered an increase of one low digit (2.0%). In different trend, Africa & Others (0.4%) and Central America and Caribbean (0.2%) registered a slightly drop during the 2014.

Domestic Sales, Chile

Total domestic wine sales increased by 6.0% in value totaling Ch$44,754 million, similar trend in terms of volume, where sales registered an increase of 6.9%, totaling 5.3 million of 9 liter cases. The average sale price dropped 0.8%, due to a lower cost of wine registered in the 2013 harvest, which is highly correlated to the price of generic wines.

The increase in value reflects major sales in the Premium segment (24.7%) and Non-Premium segment (1.4%), which reflects the strategy of grow in premium (and above) segments. In terms of volume, both categories (Premium and Non-Premium) also registered increases of 23.0% and 6.1%, respectively. Premium (and above) categories represented 5.7% of the domestic volume and 23.3% of the domestic bottled wine sales in pesos.

Chile Domestic Sales-new business

Domestic sales of new business carried out by the domestic distribution subsidiary “Comercial Peumo”, including mineral water, premium beer and liquors, totaled Ch$29,875 million. The increase of 33.3% is driven by two digits growth in the distribution of spirits, beer, energy drinks and mineral water.

Argentinean Operations

Revenues from our Argentine business (excluding shipments to distribution subsidiaries) slightly increased 0.7% to Ch$15,421 million due to a combined effect of an increase in export sales (17.1%) and a decreased in domestic sales (35.8%). Prices shown different trends, while export price increased by 0.6% in US dollars; domestic price decreased by 31.4% in US dollars. The drop in domestic average sales price, in US dollars, was influenced by the depreciation of the Argentinean peso. In the first nine months of 2014, Trivento’s exports of bottled wine totaled 740 thousand of nine liter cases, representing an increase of 1.6% in volume in comparison to the same period of 2013.

Domestic bottled wine sales in the Argentine market totaled 303 thousand of nine liter cases, decreasing 21.1% in comparison with the first nine months of 2013.

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U.S.A (Fetzer)

In the first nine months of 2014, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 8.2% totaling Ch$39,568 commercializing 1,451 thousand of nine liter cases.

In terms of volume, during 2014 export sales increased 6.3% and domestic sales decreased 5.2%, respective to the same period of 2013. The accumulative drop in volume in domestic market was partially offset by a slight decrease of commercialized volume in the third quarter.

Other Revenues

Other revenues decreased 45.2% to Ch$4,903 million in comparison to the first nine months of 2013.

Cost of Sales

In 2014, the total cost of sales rose 14.5% to Ch$253,380 million from Ch$221,370 million in the 2013. Cost of sales as a percentage of total sales dropped from 65.8% in 2013 to 62.5% in 2014.

Finally, the gross margin reached 37.5% in comparison to the 34.2% registered in the same period of 2013.

Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 19.3% to Ch$109,778 million. As a percentage over sales, SG&A registered a decrease from 27.4% in 2013 to 27.1% in the first nine months of this year. The increase in SG&A is mainly explained by the distribution subsidiaries that have started their operations since 2008 and have their expenses in foreign currencies. Nonetheless, the distribution subsidiaries will support the future growth of the Company.

Operating Income

Operating Income (Gross Revenue, Distribution cost and Administrative expenses) increased 85.4% to Ch$42,455 million compared to the Ch$22,897million registered in the first nine months of 2013. As a percentage of sales, the Operating margin increased to 10.5% from 6.8%.

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Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) obtained a loss of Ch$3,559 million, 163.0% lower than the profit obtained during 2013, mainly explained by a lower exchange difference during the same period. Regarding the Exchange Difference, the company continued with its policy of exchange rate hedging and fixing strategy to its exports. The profit obtained for this concept during the first nine months of 2014 reached Ch$1,716 million.

During 2014, financial expenses have increased 1.6% to Ch$7,403 million compared to the Ch$7,266 million obtained in 2013.

As of September 30th, 2014, Net Financial Debt2 amounted to Ch$241,755 million, representing an increase of Ch$12,570 million as compared to the Net Financial Debt as of September 30th, 2013.

Net Income and Earnings per Share (EPS)

Net income increased 33.8% reaching U$29,551 million in the first nine months of 2014. In the same period of 2013, the Net Income was Ch$22,088 million. As a resultant, on a basis of 747,005,982 weighted average shares, Concha y Toro’s earnings per share were Ch$39.6, in comparison to the Ch$29.6 registered in the first nine months of 2013.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Balance Sheet

Assets

As of September 30th, 2014, Concha y Toro consolidated assets totaled Ch$965,629 million, representing an increase of 14.1% in comparison to September 30th, 2013, mainly due to a higher level of Cash and cash equivalents and Inventories.

Liabilities

As of September 30th, 2014, Net Financial Debt3 amounted to Ch$241,755 million, representing an increase of Ch$12,570 million as compared to the Net Financial Debt as of September 30th, 2013.

During September 2014, Concha y Toro issued bonds totaling UF 2,000,000. The collected funds will be used for restructuration of the current financial debt.

In addition, the increase of the Net Financial Debt is mainly explained by the exchange rate. Considering that approximately 50% of the Financial Debt is nominated in US dollars, the depreciation of the Chilean peso has been explaining the increase of the Financial Debt.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,129 hectares of vineyards in Chile; 1,143 hectares in Argentina and 468 in the U.S.

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,596 employees and is headquartered in Santiago, Chile (As of December 31st, 2013).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

3 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

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Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

	3Q2014	3Q2013	Change	9M 2014	9M 2013	Change
STATEMENT OF INCOME BY FUNCTION	Th. Ch$	Th. Ch$	%	Th. Ch$	Th. Ch$	%

Income from ordinary activities	148,411,598	134,963,627	10.0%	405,612,569	336,289,373	20.6%
Cost of sales	(90,848,302)	(86,868,902)	4.6%	(253,379,669)	(221,370,145)	14.5%

Gross Revenue	57,563,296	48,094,725	19.7%	152,232,900	114,919,228	32.5%

Other income by function	277,312	207,773	33.5%	903,061	562,790	60.5%
Distribution costs	(34,036,508)	(29,912,882)	13.8%	(92,416,821)	(78,743,039)	17.4%
Administrative expenses	(7,018,126)	(4,691,385)	49.6%	(17,360,818)	(13,279,545)	30.7%
Other expenses by function	(300,316)	(495,505)	-39.4%	(808,679)	(784,347)	3.1%
Financial income	203,946	122,153	67.0%	474,073	1,049,247	-54.8%
Financial expenses	(2,702,702)	(2,322,160)	16.4%	(7,403,410)	(7,266,351)	1.9%
Participation in income (loss) of associates and joint-ventures recorded using the equity method	2,337,002	1,765,236	32.4%	3,196,806	1,942,387	64.6%
Exchange differences	(688,021)	4,315,415	-115.9%	1,716,334	11,032,386	-84.4%
Income/expense by adjustment units	(448,513)	(425,455)	5.4%	(1,637,661)	(888,565)	84.3%

Income before tax	15,187,370	16,657,915	-8.8%	38,895,785	28,544,191	36.3%
Income tax expense	(3,665,757)	(3,249,499)	12.8%	(9,211,488)	(6,180,554)	49.0%

Income	11,521,613	13,408,416	-14.1%	29,684,297	22,363,637	32.7%

Income attributable to owners of the company	11,552,883	13,359,668	-13.5%	29,551,279	22,088,020	33.8%

Income attributable to non-controling interests	(31,270)	48,748	-164.1%	133,018	275,617	-51.7%

Operating Income plus Depreciation and Amortization	21,479,692	18,628,558	15.3%	56,518,526	35,878,578	57.5%

Gross Revenue	57,563,296	48,094,725	19.7%	152,232,900	114,919,228	32.5%
Distribution costs	(34,036,508)	(29,912,882)	13.8%	(92,416,821)	(78,743,039)	17.4%
Administrative expenses	(7,018,126)	(4,691,385)	49.6%	(17,360,818)	(13,279,545)	30.7%
Depreciation	4,708,775	4,913,377	-4.2%	13,289,978	12,315,152	7.9%
Amortization	262,255	224,723	16.7%	773,287	666,782	16.0%

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Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	September 30, 2014	September 30, 2013
Assets

Cash and cash equivalents	56,702,947	9,791,155
Inventories	255,768,666	239,177,230
Accounts receivable	152,103,024	137,684,026
Biological current assets	11,990,714	11,293,873
Other current assets	44,857,705	32,868,175
Total current assets	521,423,056	430,814,459

Property, plant & equipment, net	341,676,393	327,738,565
Investments accounted for using the equity method	20,340,665	17,116,125
Other non current assets	82,188,923	70,823,603
Total non current assets	444,205,981	415,678,293
Total assets	965,629,037	846,492,752

Liabilities
Other current financial liabilities	64,109,501	84,066,988
Other current liabilities	150,266,733	129,937,427
Total current liabilities	214,376,234	214,004,415

Other non-current financial liabilities	275,479,411	163,127,710
Other non current liabilities	49,509,490	37,988,651
Total non current liabilities	324,988,901	201,116,361

Total Liabilities	539,365,135	415,120,776

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	358,184,957	339,274,101
Other reserves	-17,220,518	7,238,628
Net equity attributable to parent comp. shareholders	425,143,229	430,691,519
Non-controlling interest	1,120,673	680,457
Total Equity	426,263,902	431,371,976
Total liabilities and Equity	965,629,037	846,492,752
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